Imperial Tobacco Group PLC

PO Box 244, Southville, Bristol BS99 7UJ

Tel: +44 (0) 117 933 7012

Fax: +44 (0) 117 966 7859

Ms Linda Cvrkel

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

13 June 2007

Re:          Imperial Tobacco Group PLC

Form 20-F for the year ended September 30, 2006

Filed February 2, 2007

File No. 001-14874

Dear Ms Cvrkel

Thank you for your letter of 31 May 2007.

As with your original letter, we very much appreciate the helpful nature of your additional comments and your indication that these may be addressed in future filings.

In responding to your comments we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have included each of your comments from your letter, in order and in italics, followed by our responses.

Consolidated Financial Statements

Consolidated Income Statements, page F-4

1.                                      We note from your response to our prior comment 4 that you believe the format and level of disclosure included in your income statement meets the requirements of paragraph 83 of IAS 1.  However, in light of the significance of advertising & promotion expense and purchase of third party goods for resale expense to both fiscal years 2006 and 2005, we believe that you should separately disclose the nature and amount of the expenses either on the face of the income statement or in the notes to the financial statements, in accordance with paragraph 86 of IAS 1.  Please confirm that you will revise future filing to comply with paragraph 86 of IAS with regards to the disclosure of these expenses.

Imperial Tobacco Response

As indicated in our original response, on transition to IFRS we carefully considered the requirements of IAS 1.  In particular, we considered whether the requirements of paragraph 83 of IAS 1 (namely that our income statement include those line items most relevant to an understanding of the group’s financial performance) were likely to be best served by continuing to use a ‘nature of expense’ format, or by changing to a cost-of-sales format.  In considering which format to adopt we were mindful that, given the number of significant changes to our financial statements as a result of the implementation of IFRS, we should seek to give readers of our financial statements continuity of presentation in those areas where we could, while still meeting IFRS requirements.  Consequently we chose to continue to use the ‘nature of expense’ format.

We continue to believe that our current disclosures meet the requirements of IAS 1.  We believe that paragraph 87 clarifies the requirements of paragraph 86, indicating the circumstances under which items should be separately disclosed, namely significant one-off type items such as write-downs or restructuring costs, rather than routine expenses such as advertising and promotions.

In addition to believing that separate disclosure of advertising and promotions is not required to comply with IAS 1, we believe separate disclosure of advertising and promotion expense is inappropriate for the following reasons:

1.               Our industry is increasingly subject to regulations that limit our ability to engage in traditional advertising and promotional activities.  Our marketing strategy therefore encompasses a number of activities including, but not limited to, sales force activity (included in employment costs) and rebates and discounts (accounted for as a deduction in arriving at revenue), as well as traditional advertising and promotional activities in jurisdictions where these are permitted.  The mix of these activities may vary from period to period and we therefore believe that to disclose advertising and promotion expense in isolation may give a misleading picture to users of our accounts.

2.               We are concerned that the disclosure of a separate figure for advertising and promotional expense would be commercially sensitive and note that no such disclosure is made by our main US or European competitors.

Nonetheless, as part of our ongoing process of internal review, we have continued since transition to IFRS to consider the format of our income statement in the context of paragraph 83 and developments in peer group reporting under both IFRS and US GAAP.

In particular, we have given further consideration as how to give readers a better understanding of our overall costs between the manufacture and sale of our products, and have determined that to disclose an overall selling and distribution cost that includes not only third party advertising and promotional expense, but also the employment costs of our sales force and distribution costs, will give a fuller picture of the group’s overall expenditure in marketing its products.  Furthermore, to present our income statement in this way would be consistent with the way management regularly reviews performance internally.  We note also that this presentation is consistent with that of our major US competitors and of many European FMCG (fast-moving consumer goods) groups reporting under IFRS.

We have therefore recently concluded that the understanding of our financial performance would be best served by adopting the cost-of-sales format of income statement.  We intend to move to the following format for the presentation of our 2007 full-year results:

Revenue	X
Duty	(X)
Cost of sales	(X)
Gross profit	X
Distribution, advertising and selling costs	(X)
Administrative expenses	(X)
Profit from operations	X

The line items after profit from operations will be unchanged from our current presentation.  We will continue to disclose raw materials and consumables used, employment costs, and depreciation and amortisation, but these will form part of Note 2 ‘Profit before tax is after charging/(crediting)’.

We trust that the revised presentation outlined above will be a satisfactory resolution to the matters raised in your comment.

Note 31.  Summary of Differences Between IFRS and US GAAP, page F-69

(ii) Goodwill and Other Intangible Assets

2.                                      We note from your responses to our prior comment 23 that the separately identifiable intangible assets included in the US GAAP balance sheet are principally brand rights that are being amortized over their useful economic lives.  Please tell us, and disclose in future filings, the useful lives or range of useful lives of those assets.  Also, tell us and explain in the notes to your financial statements in further detail how the adjustment from net income under IFRS to net income under US GAAP relating to amortization of intangible assets was calculated or determined.

Imperial Tobacco Response

Useful lives of the separately identifiable intangible assets range from 20 to 40 years for US GAAP purposes.  In those instances where we had identified brand intangibles under UK GAAP, the useful life was restricted to 20 years in line with the rebuttable presumption indicated in paragraph 19 of FRS 10.  On transition to IFRS, we reviewed the useful lives of these intangibles.  At this time we determined that the longer lives used for US GAAP purposes were appropriate, but concluded that given the low value of intangibles under IFRS (the 2006 amortisation charge was £6 million), the impact of amending the useful lives for IFRS purposes would not be material and therefore did not revise them.

Where there is no IFRS equivalent identifiable intangible, the adjustment to net income represents the US GAAP amortisation charge for the year, calculated on a straight-line basis over the useful lives of the assets.  In those cases where there is an equivalent identifiable intangible under IFRS, the adjustment to net income represents the difference between the charge for IFRS purposes, based on a maximum useful life of 20 years, and the lower charge for US GAAP purposes, based on a longer useful life.  We supplementally provide a reconciliation of brand intangibles between IFRS and US GAAP below:

	IFRS
	trademarks &	US GAAP	Amounts
	licences	adjustments	under US
	Note 9	Note 31	GAAP
	$ million	$ million	$ million
At 1 October 2005	149	3,006	3,155
Exchange movements	(9)	(11)	(20)
Additions	368	155	523
At 30 September 2006	508	3,150	3,658

At 1 October 2005	55	361	416
Exchange movements	(3)	2	(1)
Amortisation charge	6	99	105
At 30 September 2006	58	462	520

Net book value
At 1 October 2005	94	2,645	2,739
At 30 September 2006	450	2,688	3,138

We will give an indication of useful lives and enhance our description of this adjustment in future filings.  We will also include the analysis noted above.

(v) Deferred Tax

3.                                      We note from your response to our prior comment 24 that deferred tax on differences between IFRS and US GAAP is calculated at rates prevailing in the appropriate jurisdictions, generally ranging between 30% and 40%.  In future filings, for each adjustment in which there is a related tax effect, please include disclosure of the rate used in the calculation of the adjustment.

Imperial Tobacco Response

We will revise future filings to provide an indication of the rates used in calculating deferred tax for each adjustment in which there is a related tax effect.

Closing comments

I trust our responses to your comments are satisfactory, and that our proposal to improve and enhance disclosure in our 2007 UK Annual Report and Accounts and in our 2007 Form 20-F is acceptable to you.  If you require any further explanations or information when considering our responses to your comments please contact Nick Keveth (Group Financial Controller) on 011 44 117 933 7557.

Yours sincerely

R Dyrbus

Finance Director